ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED FEBRUARY 28, 2019

INTRODUCTION

The following management’s discussion and analysis of financial condition and results of operations (“MD&A”) for the year ended February 28, 2019 prepared as of July 2, 2019, should be read in conjunction with the audited consolidated financial statements for the year ended February 28, 2019 of Zinc One Resources Inc. (the “Company” or “Zinc One”). The MD&A is the responsibility of management and has been reviewed and approved by the Board of Directors of the Company.

The referenced consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and related IFRS Interpretations Committee (“IFRIC’s”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The following discussion and analysis may contain forward-looking statements which are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set forth in the following discussion.

The technical content of this MD&A has been reviewed, verified, and approved by Dr. Bill Williams, CPG, who is a Qualified Person under National Instrument (“NI”) 43-101.  He is currently a Sr. Advisor to the Company.

CORPORATE OVERVIEW

The Company was incorporated in the Province of British Columbia on January 12, 2007 under the Business Corporations Act of British Columbia. Effective January 23, 2017, the Company changed its name from Rockridge Capital Corp. to Zinc One Resources Inc. On January 24, 2017, the Company changed its trading symbol to “Z”. The Company’s shares are also quoted on the US OTC Marketplace under symbol “ZZZOF” and on the Frankfurt Stock Exchange under symbol “RH33”.

The Company’s sole activity is exploring and developing its exploration properties, and the investigation of other potential transactions in the spectrum of mineral resource exploration and development. To date the Company has not yet determined whether its properties contain ore reserves that are economically recoverable.

On April 25, 2019, the Company announced that it has appointed Gunther Roehlig, a director of the Company, as the interim CEO effective April 25, 2019. The former interim CEO, Dr. Bill Williams and the former CEO, James Walchuck, remain consultants to the Company.

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

ACQUISITION OF FORRESTER METALS INC.

On June 1, 2017, the Company completed the acquisition of Forrester Metals Inc. (“Forrester”) pursuant to the terms of a definitive arrangement agreement (the “Arrangement”) announced on March 7, 2017. The Company acquired all of the issued and outstanding common shares of Forrester by issuing 24,259,777 common shares of the Company. Under the terms of the Arrangement, each shareholder of Forrester received 1 common share of Zinc One (“Zinc One Share”) for every 5.5 common shares of Forrester (“Forrester Shares”). All outstanding options and warrants of Forrester remained outstanding and were adjusted on the basis of 1 option or warrant of Zinc One for every 5.5 options or warrants of Forrester. This resulted in 1,210,909 additional options and 2,599,999 additional warrants of Zinc One.

In advance of closing of the Arrangement, short-term loans were provided to Forrester totalling $1,999,530. The short-term loans were extinguished upon closing of the Arrangement.

Total transaction costs of $185,437 and 1,000,000 of the Company’s shares issued as finder’s shares (at fair value of $540,000) have been included in the consideration paid to acquire Forrester.

The transaction did not meet the definition of a business combination and therefore, has been accounted for as an asset purchase of mineral property interests with the Company acquiring the outstanding shares of Forrester on June 1, 2017. The consideration for the acquisition of Forrester has been allocated at fair value of the assets acquired and liabilities assumed, based on management’s best estimate and taking into account all available information at the time of acquisition.

The following table summarizes the fair value of the total consideration paid and the aggregate fair value of identified assets acquired and liabilities assumed:

PURCHASE PRICE	$

24,259,777 common shares of the Company at $0.62 per share	15,041,062
Fair value of 1,210,909 stock options deemed granted by Zinc One	219,151
Fair value of 2,599,999 warrants deemed issued by Zinc One	502,108
Transaction costs	185,437
Finder’s shares issued	540,000
16,487,758

NET ASSETS ACQUIRED	$
Cash	795,374
Receivables	913,883
Advances and prepaid	4,052
Equipment	45,833
Exploration and evaluation assets	21,590,732
Liabilities	(6,862,116)
16,487,758

The fair value of the 1,210,909 options deemed granted ($219,151) was estimated using the Black-Scholes option-pricing model.  Weighted average assumptions used in the pricing model were as follows: risk-free rate - 1.00%; expected life - 0.38-2.81 years; expected volatility - 33%; expected forfeitures - nil%; and expected dividends - nil.

The fair value of the 2,599,999 warrants deemed issued ($502,108) was estimated using the Black-Scholes option-pricing model.  Weighted average assumptions used in the pricing model were as follows: risk-free rate - 1.00%; expected life - 0.02-0.52 years; expected volatility - 0.01%-72.53%; expected forfeitures - nil%; and expected dividends - nil.

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

BONGARA PROJECT

Subsequent to closing of the Arrangement on June 1, 2017, the Company exercised the option to acquire a 100% interest in Bongará Zinc Mine Project and Charlotte Bongará Zinc Project, located in north-central Peru, by making final cash payments totaling $1,549,472 (US$1,150,000) to the underlying property vendors.  Both properties are subject to advance royalties one year after the projects are acquired and a 2% Net Smelter Return (“NSR”) on production.  These two assets are located in the Amazonas Department of north-central Peru and their consolidation provides an opportunity to potentially re-activate an open-pit zinc-oxide mine as well as re-initiate exploration across a total of 11,125 hectares where past drilling has encountered high-grade, zinc-oxide mineralization.

The Bongará non-sulphide zinc mineralization was discovered in 1974 and since then various companies have completed exploration programs across the area. The mineralization is concentrated along and proximal to a NW-trending anticlinal axis over approximately 2.5 kilometres. From the southeast edge of the project, the Mina Grande, Mina Chica and Bongarita mine areas were subject to sampling from pits and trenches as well as shallow drilling over a distance of approximately 1.4 kilometres. In 2006, Cementos Pacasmayo S.A.A. (NYSE: CPAC) (“CP”), an affiliate of Hochschild Mining PLC (LSE: HOC), contracted Minconsult SRL of Lima, Peru, which estimated resources based on 69 diamond drill holes for 1,975m and 476 pits in the Mina Grande, Mina Chica, and Bongarita areas applying inverse-distance to the fifth power to 10 metre x 10 metre x 4 metre blocks in Mine Site; density input was 1.6g/cc. A Qualified Person has not completed sufficient work to verify this historical estimate as a current resource estimate and is not treating the historical estimate as a current resource estimate. Additional surface samples, trench samples, and drill hole samples will be required to comply with National Instrument (“NI”) 43-101 guidelines in order to provide a current resource estimate. Zinc-oxide mineralization continues to the northwest into an additional exploration area known as Campo Cielo, where additional high grade, zinc-oxide mineralization in historical pits and trenches was encountered.

CP commenced mining operations in March 2007 and over 17 months sent 106,701t at 24.1% Zn for processing in a Waelz kiln, and at the end of 2008, had a stockpile of 31,713t at 20.0% Zn. CP has remediated most of the area affected by mining activity. In March 2017, Forrester submitted a letter to the Peru Ministry of Energy and Mines (“MEM”) that requested a suspension of the mine-closure activities so that exploration and development could be re-initiated. On August 18, 2017, MEM approved the suspension, thus assigning the mine-closure responsibility to Zinc One’s Peruvian subsidiary, Minera Forrester S.A.C., who on October 9, 2017, submitted a Letter of Credit in the amount of $2,150,208 (US$1,700,000) as an environmental bond, which will be held until the reclamation requirements are met.  During the year ended February 28, 2019, the environmental bond was reduced to $1,643,566 (US$1,290,000).

The adjacent Charlotte Bongará Zinc- Project was explored by Solitario Resources in 1994. Cominco Ltd. later completed five drill holes for 592 metres within the property, two of which encountered near-surface, high-grade zinc-oxide mineralization. Between 2007 and 2011, Rio Cristal Zinc optioned the project and eventually drilled 95 drill holes for a total of 7,722 metres on the Cristal and Charlita prospects. Rio Cristal drill results included 29.5% Zn across 15.5 metres, 26.1% Zinc across 12.5 metres, 29.7% Zinc across 11.5 metres (the cited intervals are drill-intercept widths and true widths are unknown).

On July 5, 2017 the Company entered into a 5-year contract with the Campesina de Yambrasbamba Community (the “Community”) for the surface access rights to the Bongara Project.  The Company paid US$5,000 at signing and is required to make an annual payment of US$27,812 (paid for 2018) to the Community until 2021. In addition, the following payments are to be made to the Community:

•S/. 15,000 (CAD$5,891) during 2017 (paid)

•S/. 30,000 (CAD$11,781) during 2018

•S/. 30,000 (CAD$11,781) during 2019

•S/. 30,000 (CAD$11,781) during 2020

•S/. 30,000 (CAD$11,781) during 2021

As part of the contract, the Company is also required to spend a minimum of US$25,000 (paid for 2017) annually on social programs within the Community.

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

During the year ended February 28, 2019, the Company performed an impairment review and concluded that an indicator of impairment did exist. Accordingly, the Company wrote-down the project to $5,038,143, recognizing an impairment charge of $23,642,767 for the year ended February 28, 2019.

Surface-Sampling Program

On December 19, 2017, January 25, 2018 and February 21, 2018, the Company reported results from an ongoing surface-sampling program at its Bongará Zinc Mine Project in north-central Peru. The program included a total of 446 samples from historic pits and surface channel samples from the Bongarita, Mina Chica, Mina Grande Sur, and Mina Grande Norte areas of known mineralization. Highest grades at Mina Grande Sur include a surface channel sample (C-008-17) with 31.92% zinc over 32.2 metres, a surface channel sample (C-009-17) that yielded 28.98% zinc over 51.2 metres, 36.50% zinc over a 6.0-metre depth in an exploration pit (P4-17), a surface channel sample (C-011-17) with 45.0 metres of 27.7% zinc and 4.0 metres of 30.5% zinc from an exploration pit (P285-17).  At Mina Grande Norte, 5.0 metres of 43.9% zinc from exploration pit P185-17 and 5 metres of 29.5% zinc from exploration pit P009-17 were sampled. Mineralization is open at depth in both pits.

Drill Program

During 2018, The Company drilled 264 holes for 7,931 metres along a 1.4-km long trend.  The purpose of the program was to better define the thickness and lateral extent of mineralization encountered by the 2017-2018 surface and pit sampling as well as the 2005 drilling.

On February 5, 2019, the Company reported an Indicated Mineral Resource of 812,000 tonnes averaging 18.9% Zn containing 339,000,000 pounds of Zn at a 10% Zn cut-off and an Inferred Mineral Resource of 1,339,000 tonnes averaging 16.8% Zn containing 496,000,000 pounds of Zn at a 10% Zn cut-off. Since then, modeling on the Bongarita zinc-oxide deposit, which is hosted by soils, has added 10,000 tonnes of 13.8% containing 3,000,000 pounds of Zn as Indicated Mineral Resource and 700 tonnes of 12.7% Zn for 200,000 pounds of contained Zn as Inferred Mineral resource.  The National Instrument (“NI”) 43-101-compliant Technical Report for the Resource Estimate at the Bongará Zinc Mine project was filed on SEDAR on March 19, 2019.

Mina Chica discovery (53 drill holes for 2,327.9 metres) - The area is notable for its lack of vegetation where zinc mineralization outcrops.  An area with low-lying vegetation overlies a 100 m by 100 m zone with extraordinary zinc grades over tens of metres in thickness.  This occurs within an area of zinc mineralization covering 200 m in a NW-SE direction by 120 m in an NE-SW direction.  The deposit is open to the west.  The most significant intercepts included:

oMCH-18-013:  19.8 m @ 46.8% Zn from 1.9 m depth

oMCH-18-014:  49.5 m @ 38.7% Zn from 7.3 m depth

oMCH-18-035:  39.0 m @ 27.4% Zn from 23.8 m depth

oMCH-18-041:  21.0 m @ 27.5% Zn from 5.8 m depth

Mina Grande Sur delineation (95 drill holes for 2,328.4 metres) - This area includes outcropping mineralization as well as areas with low-lying vegetation that overlie high-grade, zinc-oxide mineralization under a few metres of overburden.  The known mineralization covers an area as much as 350 metres in a N-S direction and as much as 200 metres in an E-W direction and is open to the south.   Significant intercepts included:

oMGS-18-020:  20.5 m @ 34.3% Zn from surface

oMGS-18-055:  33.7 m @ 24.2% Zn from 15.6 m depth

oMGS-18-066:  16.5 m @ 26.5% Zn from surface

oMGS-18-077:  18.0 m @ 36.0% Zn from 21.0 m depth

Mina Grande Centro delineation (64 drill holes for 2,237.3 metres) - This area was mined, in part, by the previous operator over ten years ago, so this program focused on the delineation of potential ore left behind.  Known mineralization runs approximately 200 metres in a NW-SE direction and as much as 100 metres in an NE-SW direction and is open to the northeast.  Significant intercepts included:

oMGC-18-012:  31.8 m @ 28.2% Zn from 18.0 m depth

oMGC-18-016:  10.5 m @ 39.3% Zn from surface

oMGC-18-051:  18.1 m @ 24.1% Zn from 7.5 m depth

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

Mina Grande Norte delineation (15 drill holes for 449.8 metres) - This area was also mined, in part, by the previous operator ten years ago, and drilling focused in an area on the eastern edge of the remediated area and known near-surface, high-grade, zinc-oxide mineralization encountered by Zinc One’s sampling of existing exploration pits and historical drilling.  This drilling defined the western edge of the deposit, which is approximately 200 metres in a NW-SE direction and approximately 125 metres in an NE-SW direction.  The mineralization is open to the east.  Significant intercepts included:

oMGN-18-004:  30.0 m @ 28.3% Zn from 4.5 m depth

oMGN-18-006:  37.0 m @ 31.6% Zn from 5.0 m depth

oMGN-18-010:  39,6 m @ 37.0% Zn from 3.7 m depth

oMGN-18-012:  14.4 m @ 40.5% Zn from 3.0 m depth

Bongarita delineation (36 drill holes for 587.2 metres) - All zinc-oxide mineralization in this area is hosted by soils.  The drilling delineated this style of mineralization over an approximate area of 100 metres by 100 metres.  Significant intercepts included:

oBO-18-005:  11.5 m @ 16.0% Zn from surface

oBO-18-007:   7.0 m @    5.3% Zn from surface

oBO-18-029:   5.8 m @ 19.1% Zn from surface

Zinc One has applied to the Ministry of Energy and Mining for approval to drill 583 holes from 364 platforms along a 1.4-kilometre long ridge from Mina Chica to and beyond Mina Grande Sur.  The platforms planned for delineation and infill drilling of the known deposits are laid out in a nominal 30-metre grid spacing and the exploration holes on a nominal 50-metre drill grid.  A total of 20, 41, 27, and 43 platforms, each platform to be permitted for two drill holes each, will delineate and, in part, infill previous drilling at Mina Chica, Mina Grande Norte, Mina Grande Centro, and Mina Grande Sur, respectively.  Exploration drilling will be prioritized in favorable settings within areas of low-lying vegetation. Approval for the proposed program is pending.

SCOTIA ZINC PROPERTY

On January 24, 2017, the Company closed the acquisition of the Scotia Zinc Property in British Columbia, (the “Scotia Property”) pursuant to the terms of an option agreement (the “Option Agreement”) with Aldever Resources Inc. to acquire a 100% interest in the Scotia Property. The Scotia Property was primarily a zinc project, consisting of one mineral claim totalling 1,081 hectares, located in the Scotia River area, approximately 40 km southeast of Prince Rupert in west central British Columbia.

Under the terms of the Option Agreement, the Company paid $25,000 and and issued 300,000 common shares (at fair value of $210,000) of the Company. In addition, the Company agreed to: (a) pay $25,000 and issue a total of 450,000 common shares of the company on or before the first anniversary of the Option Agreement, and (b) issue 600,000 common shares of the Company and incur $500,000 in exploration expenditures on or before the second anniversary of the Option Agreement. The Company also paid a finder a fee of 84,000 common shares (at fair value of $58,800) in connection with the closing of the transaction.

Management has decided that it would no longer pursue the Scotia Property, and accordingly, wrote-off the property to $nil, recognizing an impairment charge of $308,278 for the year ended February 28, 2018.

ESQUILACHE PROJECT

On June 1, 2017, the Company acquired the Esquilache Silver Project (“Esquilache Project”), located in Southern Peru, as a result of the acquisition of Forrester.  On December 28, 2017, the Company entered into a definitive agreement with Nubian Resources Ltd. ("Nubian"), whereby the Company sold 100% interest in the Esquilache Project.

Under the terms of the definitive agreement, Nubian paid $600,000 on closing which consisted of: (i) $150,000 in cash ($50,000 received during the year ended February 28, 2018 and $100,000 received during the year ended February 28, 2019); and (ii) 1,638,151 common shares of Nubian valued at $450,000 (received during the year ended February 28, 2019).

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

Further, the Company was to receive four non-refundable annual advanced NSR payments of $162,500. Subsequent to November 30, 2018, the Company entered into an amendment agreement with Nubian, and the four annual advanced NSR payments have been amended to provide for payments of $22,500 (paid on January 9, 2019), $78,613 on July 5, 2019, $37,121 on October 5, 2019, $56,373 on January 5, 2020, and twenty-three payments of $20,313 commencing April 5, 2020 and ending October 5, 2025 on the 5th day of April, July, October and January.

The Company will also retain a 2% NSR of which Nubian will have the right to purchase 1% for $500,000 at any time, until the third anniversary of the first sale of gold, silver or concentrate.

COMPIN / OMAY PROJECT

On June 1, 2017, the Company acquired the Compin property located in the La Libertad Department south of Huamachuco, Peru, as a result of the acquisition of Forrester.

The Compin Project is currently optioned to OMAY S.A. (“OMAY”) for the exploration and evaluation of the Gianderi property.  The outstanding option payments were US$250,000 and US$350,000 due in September of 2017 and 2018, respectively.

In addition, as part of the agreement, there is a sliding scale royalty payable to the Company for the mining rights concession commencing on production, which is based on gold prices and revenues from commercial production net of certain costs and expenses.

Subsequent to the acquisition of Forrester, the option agreement was modified in order to facilitate the installation of infrastructure on the property with the purpose of producing gold and restructure the payment schedule, such that OMAY paid US$50,000 ($64,517) on November 29, 2017, paid US$50,000 ($66,749) on November 30, 2018, and the remaining option payments are as follows:

1.US$  50,000           - due by March 19, 2019 (US$35,000 or $46,091 received)

2.US$100,000           - due by September 30, 2019

3.US$350,000           - due by February 20, 2020

The sliding-scale royalty was also simplified.  OMAY has the right to purchase 1% of the NSR.  As at February 28, 2019, the Company accrued $69,290 in concession fees owing to the local government entity.

PUKARA PROJECT

On June 1, 2017, the Company acquired the Pukara Project located in the Pukara area of southern Peru, as a result of the acquisition of Forrester. Management of the Company has decided not to pursue the Pukara Project and the concessions were transferred to a local miner. In 2019 the Company disposed of the Pukara property for negligible proceeds.

LAS PRINCESAS PROPERTY

On June 1, 2017, the Company acquired the Las Princesas Property located in the Department of La Libertad, as a result of the acquisition of Forrester. The property is owned by Nueva Princesa S.A.C., 78% of which is owned by the Company through its subsidiary, Compania Vena Peru S.A.C. Management of the Company has decided not to pursue the Las Princesas Property and on September 25, 2017, the Company transferred its majority interest in the property to the minority owner.

AZULCOCHA WEST PROPERTY AND SETTLEMENT OF LAWSUIT

On June 1, 2017, the Company acquired the Azulcocha West Property located in the Department of Junin, as a result of the acquisition of Forrester. In 2006, Forrester entered into a letter of intent with Empresa Minera Los Quenuales S.A, a company owned by Glencore plc of Switzerland (“LQ”), whereby LQ agreed to invest US$2,750,000 in exploration expenditures, provide a satisfactory feasibility study and pay US$1,000,000 to acquire a 51% interest in the Azulcocha West Property. None of those requirements were met. In April 2010, Forrester and LQ signed a Letter of Intent ("LOI") that was never formalized in an agreement.

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

In the lawsuit, (i) LQ argued that the LOI effectively extended the term of original letter agreement and therefore it was not necessary to sign a further binding agreement; and (ii) Forrester countersued LQ based on the fact that the LOI did not extend the original letter agreement’s term and further that LQ acted in bad faith preventing the signing of the binding agreement outlining the agreed terms of the LOI.

On May 26, 2014, an arbitration panel determined that Forrester, Compania Vena Peru S.A.C., and Azulcochamining must jointly and severally pay LQ, US$2,342,093 for damages (the “Arbitral Award”).

On November 30, 2015, the Ontario Superior Court of Justice ordered to recognize the the Arbitral Award in the amount of US$2,342,093 to be converted to Canadian dollars at the exchange rate of 1.3223 CAD$ per US$, and 1.3% of simple annual interest from May 23, 2012 to November 30, 2015 and an annual interest of 3% from November 30, 2015 until the payment of the award.

On February 2, 2018, the Company entered into a settlement agreement whereby, the Company issued a promissory note to LQ in the amount of $3,536,538 and paid $100,000 against the principal of the note.  The note bore interest at a rate of 17.75% per annum. The outstanding balance of the promissory note plus accrued interest was repaid in full during the year ended February 28, 2019.

On September 28, 2012 Forrester signed a binding share purchase agreement whereby it sold its 70% interest in its former subsidiary Azulcochamining S.A. (“Azulcochamining”) which held the Azulcocha East property, to Trafigura Beheer B.V. (“Trafigura”), for an aggregate purchase price of US$5 million as a 10% Net Profit Interest (“NPI”) on future production. The purchase price consisted of: (i) US$2.5 million on the satisfaction of certain customary closing conditions (paid) and (ii) USD$2.5 million in 23 consecutive monthly installments of USD$100,000 commencing on October 1, 2013 (first three installments paid) and a final installment of US$200,000.  As at February 28, 2018, US$2.2 million of the purchase price was outstanding.

As at February 28, 2018, the Company had recorded a reserve for US$1,250,000 as its best estimate at that time of the amount that would ultimately be required to settle the environmental fines. The reserve was presented as a reduction of the proceeds receivable and a reserve for environmental fines.   During the year ended February 28, 2019, the Company entered into a settlement agreement with Trafigura, and the proceeds receivable was settled in full for the amount of $1,183,113 (US$892,309).  As a result, the Company recorded a recovery of account receivable for $348,441 during the year ended February 28, 2019.

SELECTED ANNUAL INFORMATION

The following is a summary of certain selected audited consolidated financial information of the Company for the years ended February 28, 2019, 2018 and 2017:

	February 28, 2019 $	February 28, 2018 $	February 28, 2017 $
Operating revenue	Nil	Nil	Nil
Net loss	(26,441,644)	(5,093,568)	(3,022,815)
Comprehensive loss	(26,551,226)	(5,173,611)	(3,022,815)
Loss per share(1)(2)	(0.23)	(0.06)	(0.10)
Share capital	55,382,237	50,126,691	24,297,887
Common shares issued(1)	122,360,609	99,481,773	56,775,241
Weighted average shares outstanding(1)	116,963,894	89,934,881	29,874,923
Total assets	6,953,786	29,260,452	2,291,451
Cash dividends declared per common shares	Nil	Nil	Nil

(1) Post 1.5:1 forward stock split.

(2) The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

QUARTERLY INFORMATION

The following table sets forth selected financial information from the Company’s unaudited quarterly financial statements for the last eight quarters ending with the most recently completed quarter, being the three months ended February 28, 2019.  No cash dividends were declared in any of the reported periods.

	THREE MONTHS ENDED
	Feb 28, 2019 $	Nov 30, 2018 $	Aug 31, 2018 $	May 31, 2018 $
Total assets	6,953,786	30,819,709	30,914,901	29,935,462
Working capital (deficiency)	(2,721,683)	(588,837)	(1,325,267)	(463,056)
Net income (loss)	(24,668,279)	211,749	(880,552)	(1,104,562)
Comprehensive loss	(24,341,126)	(130,332)	(1,031,168)	(1,048,600)
Net income (loss) per share(1)	(0.20)	0.01	(0.01)	(0.01)

	THREE MONTHS ENDED
	Feb 28, 2018 $	Nov 30, 2017 $	Aug 31, 2017 $	May 31, 2017 $
Total assets	29,260,452	28,983,545	30,597,915	11,393,288
Working capital (deficiency)	(2,379,255)	(1,028,629)	2,009,366	10,858,229
Net loss	(1,389,832)	(1,250,750)	(1,760,247)	(778,134)
Comprehensive loss	(1,159,098)	(1,324,164)	(1,912,215)	(778,134)
Net loss per share(1)	(0.01)	(0.01)	(0.02)	(0.01)

(1) The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding stock options and warrants if any.

The net loss during the quarter ended February 28, 2019 increased compared to the prior quarters, as a result of a property impairment write-down recorded of $23,642,767 for the Bongara project.

The quarter ended November 30, 2018 resulted in a net income as compared to net losses in the other recent quarters, due to a recovery of account receivable of $348,441 and a foreign exchange gain of $402,145.

The net losses reflected for the other quarters are comparable.

The working capital during the quarter ended February 28, 2019 decreased compared to the prior quarters, as a result of increases in accounts payable and short-term loan payables.

The working capital during the quarter ended November 30, 2018 increased compared to the prior quarters, as a result of the reclassification of the proceeds of disposition receivable from non-current to current.  The proceeds of disposition receivable was settled in full subsequent to November 30, 2018.

The working capital during the quarter ended May 31, 2017 increased compared to the prior quarters, as a result of the net proceeds received from the private placement completed during the quarter. The working capital decreased in the subsequent quarters, as a result of the funds used in the corporate and exploration activities resulting from the acquisition of Forrester and assumption of Forrester’s current liabilities.

FOURTH QUARTER

The Company recorded a net loss of $24,668,279 ($0.20 per share) for the quarter ended February 28, 2019 as compared to a net loss of $1,389,832 ($0.01 per share) for the quarter ended February 28, 2018.  The net loss for the quarter ended February 28, 2019 was higher as a result of a property impairment write-down recorded of $23,642,767 for the Bongara project.

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

RESULTS OF OPERATIONS

The Company recorded a net loss of $26,441,644 ($0.23 per share) for the year ended February 28, 2019 as compared to a net loss of $5,108,046 ($0.06 per share) for the year ended February 28, 2018.

Variances of note in the operational expenses are:

Consulting fees of $154,500 (2018 - $210,300) includes business advisory services.  The consulting fees decreased during the year ended February 28, 2019 compared with the 2018 fiscal year, due to the effort to reduce corporate overhead costs.

General and administrative expense of $700,332 (2018 - $606,543) increased during year ended February 28, 2019 as compared with the 2018 fiscal year, due to increases in administrative expenses from its Peruvian entities.  The general and administrative expense mostly consists of travel, rent and general corporate expenses.

Management fees of $560,533 (2018 - $502,527) increased during the year ended February 28, 2019 compared with the 2018 fiscal year, due to a change in management and increased business activities.

Marketing fees of $525,626 (2018 - $1,522,511) decreased during the year ended February 28, 2019 compared with the 2018 fiscal year, due to the effort to reduce corporate overhead costs.

Professional fees of $266,823 (2018 - $193,831) which consists mainly of accounting, audit and legal fees, increased during the year ended February 28, 2019 compared with the 2018 fiscal year, due to an increased level of business activities in relation to the private placements and the settlements of the lawsuit liability and proceeds of disposition receivable assumed from the Forrester acquisition.

Share-based payments of $511,414 (2018 - $1,564,120) decreased because no stock options were granted during the year ended February 28, 2019 compared to 3,275,000 options granted during the 2018 comparable fiscal year.  The share-based payments expense in 2019 was a result of the vesting of previously granted options.

Recovery of accounts receivable of $348,441 (2018 - write-off of $161,018) increased, as the proceeds of disposition receivable were settled and collected during the year ended February 28, 2019.

Write-off of exploration and evaluation assets of $23,642,767 (2018 - $308,278) was recorded as a result of an impairment on the Bongara project during the year ended February 28, 2019.  The impairment was recorded during the 2018 fiscal year because the Company had no plans for further exploration of Scotia Property.

FINANCING ACTIVITIES

On May 3, 2017, the Company closed a private placement financing by issuing a total of 16,666,667 units at a price of $0.60 per unit for gross proceeds of $10,000,000.  Each unit consists of one common share and one-half of one share purchase warrant (each a “Warrant”), with each whole Warrant entitling the holder to purchase one additional common share at a price of $0.90 per share for a period of 24 months from the date of issue.

On June 1, 2017, the Company issued 24,259,777 common shares at a fair value of $15,041,062 in the acquisition of Forrester.  The Company also issued 1,000,000 common shares as finder’s shares at fair value of $540,000.

During the year ended February 28, 2018, the Company issued 780,088 common shares pursuant to exercise of warrants for total gross proceeds of $231,779.

On May 7, 2018, the Company issued 450,000 common shares pursuant to exercise of options for gross proceeds of $59,850.  A value of $56,836 was transferred from contributed surplus to share capital as a result.

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

On May 22, 2018, the Company closed the first tranche of a private placement financing by issuing a total of 16,063,286 units for gross proceeds of $3,855,189. On June 25, 2018, the Company closed the second tranche of the private placement financing by issuing a total of 6,365,550 units for gross proceeds of $1,527,732.  Each unit is comprised of one common share and one-half of a Warrant, with each whole Warrant entitling the holder to purchase one additional common share at $0.35 per share for a period of three years from the date of issue.  The Company issued finders a total of 298,961 Warrants at fair value of $53,553 and incurred share issuance costs of $142,766 in connection with the private placement.  The Company assigned $47,742 to the Warrants.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to pursue and complete the identification and evaluation of assets, properties or businesses with a view to acquisition or participation in a transaction, to maintain financial strength and to protect its ability to meet its on-going liabilities, to continue as a going concern, to maintain credit worthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. Capital is comprised of the Company’s shareholders’ equity.

As at February 28, 2019, the Company had capital resources consisting of cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash.

As at February 28, 2019, the Company had cash on hand of $13,420 and a working capital deficit of $2,721,683. During the year ended February 28, 2019, net cash used in operating activities was $147,515 and net cash provided by financing activities was $2,133,387 consisting of net proceeds from the private placement of $5,240,155, proceeds of $59,850 from the exercise of options, proceeds of $442,000 from loans payable, offset by payment towards settlement of lawsuit of $3,608,618.  The net cash used by investing activities was $2,362,110, consisting of exploration and evaluation expenditure of $4,537,335, offset by proceeds of disposition receivable of $1,183,113, proceeds of $485,470 from sale of marketable securities and reduction in reclamation bond of $506,642.

The Company’s future capital requirements will depend on many factors, including the costs of exploring its mineral properties, operating costs, competitive environment and global market conditions.

CAPITAL EXPENDITURES

The Company incurred $4,537,335 in exploration and evaluation expenditure during the year ended February 28, 2019.

The Company incurred $110,635 of acquisition costs related to the acquisition of Forrester, purchased $433,305 of marketable securities, purchased equipment for $47,899 and incurred $1,215,187 in acquisition of exploration and evaluation assets during the year ended February 28, 2018.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s directors, officers and companies associated with them, including Malaspina Consultants Inc., a company in which Natasha Tsai, CFO, was an associate until July 31, 2018 and an owner thereafter. The Company incurred charges to directors and officers, or to companies associated with these individuals during years ended February 28, 2019 and 2018 as follows:

	2019 $	2018 $
Accounting and corporate secretarial fees(1)	67,832	89,427
Management fees(2)	408,530	388,113
Share-based payment	272,407	901,118
	748,769	1,378,658

(1) The charges include accounting and corporate secretarial fees paid to Malaspina Consultants Inc.

(2) The charges include management fees paid to James Walchuck, former President and CEO and management fees paid to Metallorum LLC, a company controlled by William Williams, former interim CEO and Director.

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

Due to related parties at February 28, 2019 includes $52,739 due to Malaspina Consultants Inc., $54,866 due to William Williams, former interim CEO and Director and $8,046 to Gunther Roehlig, current interim CEO and Director.  Related party transactions are conducted in the normal course of business.

Key management of the Company includes the current interim CEO, former interim CEO, former President and CEO, CFO and the Directors.  During the year ended February 28, 2019, compensation paid to key management consisted of management fees of $408,530 (2018 - $388,113) paid to James Walchuck and Metallorum LLC, and accounting and corporate secretarial fees of $67,832 (2018 - $89,427) paid to Malaspina Consultants Inc.

FINANCIAL INSTRUMENTS

As at February 28, 2019, the Company’s financial instruments consist of cash, receivables, marketable securities, proceeds of disposition receivable, environmental bond, accounts payable and accrued liabilities, settlement of lawsuit, due to related parties, loans payables, and note payable.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value of cash and marketable securities is determined based on “Level 1” inputs which consist of quoted prices in active markets for identical assets. As at February 28, 2019, the Company believes that the carrying values of cash, receivables, accounts payable and accrued liabilities, due to related parties and loans payable approximate their fair values because of their nature and relatively short maturity dates or durations.

The fair value of note payable is determined based on Level 2 using the discounted present value with a discount rate of 17% and a term of one year.

Financial risks

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s maximum credit risk is $13,420 consisting of the balance of cash. The Company limits its exposure to credit loss for cash by placing such instruments with high credit quality financial institutions. The values of these instruments may exceed amounts insured by an agency of the government of Canada. In management’s opinion, the Company’s credit risk related to cash is minimal.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient financial resources to meet liabilities when due. As at February 28, 2019, the Company had working capital of deficit of $2,721,683 (2018 - 2,379,255).  Most of the Company's financial liabilities (exclude notes payable) have contractual maturities of less than 30 days and are subject to normal trade terms. As at February 28, 2019, the Company did not have adequate working capital to discharge its existing financial obligations.

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize such a loss is limited because the loans payable and note payable bears a fixed rate interest.

Foreign Currency Risk

Currency risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. Amounts subject to currency risk are primarily cash, offset by accounts payable and note payable denominated in foreign currencies. The Company raises funds in Canadian dollars and primarily spends funds in Canadian dollars, Peruvian Sol and US dollars. The Company is exposed to currency risk primarily on settlements of purchases that were denominated in currencies other than the Canadian dollar. In order to reduce the Company’s exposure to currency risk, the Company periodically increases or decreases the amount of funds held in foreign currencies.

The sensitivity of the Company’s net loss to changes in the exchange rate between the US dollar, Peruvian Sol and the Canadian dollar would be as follows:  a 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by approximately $7,100; a 10% change in the Peruvian Sol exchange rate relative to the Canadian dollar would change the Company’s net loss by approximately $420,000.

Commodity Price Risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of gold, silver and zinc.

Geographic segmentation of the Company’s loss during years ended February 28, 2019 and 2018 is as follows:

	2019 $	2018 $
Canada	2,038,479	3,770,818
Peru	24,399,623	1,319,258
Africa	3,542	3,492
	26,441,644	5,093,568

COMMITMENT

On July 15, 2017, the Company entered into a lease agreement for the use of office premises in Lima, Peru until July 15, 2019 at US$1,800 per month.  The amount of the total lease payments committed is $10,667 for the year ended February 29, 2020.

SUBSEQUENT EVENT

Joint Venture

On May 24, 2019, the Company entered into a binding term sheet with InCoR Holdings Limited ("InCoR Holdings") and InCoR Zinc Ltd. ("InCoR Zinc" and together with InCoR Holdings "InCoR"). Under the binding term sheet, InCoR Zinc and the Company will form a joint venture (the "Joint Venture") with the intent of advancing the Bongará Project located in Peru.

In order for InCoR Zinc to earn its interest in the Joint Venture, InCoR Zinc will be required to fund the Joint Venture a total of US $3,750,000 (the “Funding”) over three years as follows:

Year 1.  US $1,250,000 to acquire an initial 51% interest in the Joint Venture (“Year 1 Earn-in Amount”)

Year 2.  US $1,250,000 to acquire an additional 19% interest in the Joint Venture (being a total of a 70% interest in the Joint Venture).

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

Year 3.  US $1,250,000 to acquire an additional 10% interest in the Joint Venture (being a total of an 80% interest in the Joint Venture).

InCoR, at its option, may accelerate the Funding and earn its 80% interest prior to the end of the third year of the Joint Venture. If InCoR Zinc elects not to earn an 80% interest in the Joint Venture, Zinc One will have the right to repurchase InCoR Zinc’s interest in the Joint Venture in an amount equal to two times the amount previously funded by InCoR.  The Funding may be used to satisfy ongoing annual property fees, operating costs, exploration expenditures and metallurgical and economic studies on the Bongará Project.

Until such time as InCoR Zinc holds more than 50% of the Joint Venture, a team mutually acceptable to the parties shall be responsible for the day-to-day management, administration and technical oversight of the business of Joint Venture. During the period in which InCoR Zinc holds more than 50% of the Joint Venture, InCoR Zinc shall have the right to be responsible for the day-to-day management, administration and technical oversight of the business of Joint Venture.

The parties interests in the Joint Venture will be subject to standard dilution provisions.  If a party (the “Diluted Party”) is diluted to a 5% interest in the Joint Venture, the Diluted Party’s interest will be converted to a 2% Net Smelter Return, which may be repurchased by the other party for an amount equal to US $5,000,000.

If a feasibility study is completed on the development of the Bongará Project and the use of a hydrometallurgical process licensed by InCoR Holdings (the “Process”) is used in future processing, InCoR Holdings will sub-license the Process to the Joint Venture and, in consideration of which, the Joint Venture will be required to satisfy certain license royalties of InCoR Holdings.

The parties have agreed to enter into a definitive agreement by no later than August 31, 2019.  Until such date, Zinc One has agreed not to negotiate or enter into other transactions relating to the Bongará Project.  The Joint Venture will be subject to due diligence of InCoR Zinc, shareholder approvals (if required) and acceptance of the TSX Venture Exchange.

InCoR Holdings has also agreed to lend to the Company up to US $475,000 (the “Loan”) (US $275,000 received).  The Loan will bear interest at a rate of 15% per annum and be due twelve months after being advanced by InCoR Holdings.  In the event that the Joint Venture is formed prior to the maturity of the Loan, the Loan will be applied to the Year 1 Earn-in Amount payable by InCoR Zinc under the Joint Venture.  As security for the Loan, Zinc One will pledge all of the issued andoutstanding shares of Forrester Metals Inc. and the Joint Venture company in favour of InCoR Holdings.  The proceeds of the Loan will be used to satisfy the annual property payments on the Bongará Project.

Loans Payable

Subsequent to February 28, 2019, the Company entered into loan agreements with shareholders of the Company for additional loans totaling $178,000.  The loans bear interest at a rate of 15% per annum and mature on June 17, 2020.

Stock Options

On March 13, 2019, the Company granted to directors, officers and consultants a total of 4,950,000 stock options exercisable at $0.10 per share for a period of five years from the date of grant.

On April 25, 2019, the Company granted to a consultant 400,000 stock options exercisable at $0.10 per share for a period of five years from the date of the grant.

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

CRITICAL ACCOUNTING ESTIMATES

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions. The effect of a change in accounting estimate is recognized prospectively by including it in comprehensive loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Information about critical accounting estimates and judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements are discussed below:

Judgments

Title to mineral property interests - Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Exploration and evaluation expenditures - The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company. That judgment may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available

Business combination or asset acquisition - With each acquisition, the Company has to determine whether it should be accounted for as a business combination or an asset acquisition. As dictated by IFRS 3, Business Combinations, the components of a business must include inputs, processes and outputs. Management has assessed its acquisition of Forrester Metals Inc. and has concluded that it did not include all the necessary components of a business. As such, it has been recorded as an asset acquisition, being the purchase of mineral properties and/or working capital.

Going concern assumption - These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to source future operations and continue as a going concern involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the statement of financial position classifications used.

Estimates

Share-based payment - The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

The estimated fair value of the note payable - The fair value of note payable is determined based on the discounted present value using assumptions of a discount rate of 17% and a term of one year.  Changes in these input assumptions can significantly affect the fair value estimate.

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

CHANGE IN ACCOUNTING POLICY AND NEW AND AMENDED STANDARDS ADOPTED BY THE COMPANY

The change in accounting policy and transition to IFRS 9 resulted in the following changes to the Company’s statement of financial position as at February 28, 2018:

	Exploration and evaluation assets $	AOCI $	Deficit $
Previously reported	22,805,919	(32,652)	31,0444,036
Exploration and evaluation expenditures	1,337,656	-	(1,337,656)
AOCI	-	112,695	(112,695)
Restated	24,143,575	80,043	29,993,685

The change in accounting policy and transition to IFRS 9 resulted in the following changes to the Company’s statement of loss and comprehensive loss for the year ended February 28, 2018:

	Net loss $	Comprehensive loss $	Loss per share $
Previously reported	6,558,397	6,525,745	0.07
Exploration and evaluation expenditures	(1,337,656)	(1,337,656)	-
Unrealized gain on marketable securities	(112,695)	-	-
Restated	5,108,046	5,188,089	0.06

The change in accounting policy and transition to IFRS 9 resulted in the following changes to the Company’s statement of cash flow for the year ended February 28, 2018:

	Net cash used in operating activities	Net cash used in investing activities
	$	$
Previously reported	5,840,829	5,193,695
Exploration and evaluation expenditures	(1,352,134)	1,352,134
Restated	4,488,695	6,545,829

(i) Change in accounting policy

Effective March 1, 2018, the Company voluntarily changed its accounting policy for exploration and evaluation expenditures to be capitalized as exploration and evaluation assets on the Company’s statements of financial position in order to better reflect the essence of the exploration and evaluation expenditures. Previously, these expenditures were recognized in earnings in the period in which they were incurred. The change in accounting policy was applied retrospectively.

(ii) New and amended standards adopted by the Company

The IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) in May 2014.  The new standard provides a comprehensive five-step revenue recognition model for all contracts with customers and requires management to exercise judgment and make estimates that affect revenue recognition. IFRS 15 is effective for annual periods commencing on or after January 1, 2018.  The adaption of this standard did not have a material impact on the Company’s financial statements.

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

IFRS 9, Financial Instruments (“IFRS 9”) replaces IAS 39, Financial Instruments: Recognition and Measurement and became effective for the Company on March 1, 2018.  IFRS 9 includes requirements for classification and measurement of financial assets and financial liabilities; impairment methodology for financial instruments; and general hedge accounting.  IFRS 9 has specific requirements for whether debt instruments are accounted for at amortized cost, fair value through other comprehensive income or fair value through profit or loss.  IFRS 9 requires equity instruments to be measured at fair value through profit or loss unless an irrevocable election is made to measure them at fair value through other comprehensive income, which results in changes in fair value not being recycled to the income statement. The adoption of the standard was applied retrospectively.

The Company completed a detailed assessment of its financial assets and liabilities as at March 1, 2018. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification IAS 39	New classification IFRS 9
Cash	Amortized cost	Amortized cost
Receivables	Amortized cost	Amortized cost
Marketable securities	Available for sale	FVTPL
Proceeds of disposition receivable	Amortized cost	Amortized cost
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Due to related parties	Amortized cost	Amortized cost
Loans payable	Amortized cost	Amortized cost
Settlement of lawsuit	Amortized cost	Amortized cost
Note payable	Amortized cost	Amortized cost

The only change in classification was to the Company’s marketable securities which were previously classified as available for sale.  Since the available for sale classification already required the marketable securities to be recorded on the statement of financial position at fair value, there was no adjustment to the carrying value of the marketable securities. The change in classification will result in past and future unrealized gains and losses on the marketable securities being recorded in profit and loss before tax instead of in other comprehensive income and loss net of tax. The accumulated unrealized gains and losses on the marketable securities will be included in deficit instead of accumulated other comprehensive income and loss.

NEW STANDARD AND INTERPRETATIONS NOT YET ADOPTED

IFRS 16, Leases (“IFRS 16”) specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The standard was issued in January 2016 and is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact that the new guidance is expected to have on its financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

CAPITALIZATION

a)Authorized

Unlimited common shares without par value

b)Issued and outstanding:

122,360,609 common shares

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

c)Outstanding options:

Type of security	Number	Exercise Price	Expiry date
Stock options	390,909	$ 0.45	August 10, 2019
Stock options	190,909	$ 0.66	March 25, 2020
Stock options	3,150,000	$ 0.133	October 20, 2021
Stock options	2,525,000	$ 0.65	May 16, 2022
Stock options	200,000	$ 0.55	October 4, 2022
Stock options	4,950,000	$ 0.10	March 13, 2024
Stock options	400,000	$ 0.10	April 25, 2024

d)Outstanding warrants:

Type of security	Number	Exercise Price	Expiry date
Warrants	8,258,815	$ 0.35	May 17, 2021
Warrants	694,939	$ 0.35	June 14, 2021
Warrants	2,559,625	$ 0.35	June 25, 2021

CONTINGENCY

During a prior period, Rockridge Mali SARL received a demand letter from a party alleging a breach of agreement for the amount of 50,000,000 West African CFA (approximately $10,500). The dispute was submitted to the Labour Court of Bamako and on October 27, 2014 the court dismissed the case. The party appealed the Court’s ruling on June 2, 2015. The final decision is subject to the Court of Appeals. Rockridge Mali SARL denies the allegations and will take all steps available to fully protect its interests. The probability of the outcome of the lawsuit cannot be determined at this time.  A liability has not been accrued in the financial statements.

FUTURE OUTLOOK

The Company ended the period with cash on hand of $13,420 and a working capital deficit of $2,721,683.  The Company’s 2018 drill program resulted in a discovery at Mina Chica as well as confirmed the potential of near-surface, high-grade zinc-oxide mineralization in and proximal to the mined areas at Mina Grande.  In fact, the subsequent NI43-101-compliant estimated resource was increased substantially, at a 10% Zn cutoff grade, as compared to the historical resources.  Currently the Company is awaiting approval of proposed drill program that would not only delineate mineralization at Mina Chica and Mina Grande, but test exploration targets between the two areas along the 1.4-kilomtre trend.  Furthermore, the Company has submitted documents to extend the current EIA so that permitting of a future mine can be facilitated.  It is expected that the proposed business arrangement with InCoR will provide the necessary funds to move the project forward towards production.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified by securities regulations and that the information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the financial statements for the year ended February 28, 2019 and this accompanying MD&A (together, the “Annual Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.  For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company with the Annual Filings on SEDAR at www.sedar.com.

ZINC ONE RESOURCES INC.	410-1040 West Georgia Street Vancouver, BC V6E 4H1

RISKS AND UNCERTAINTIES

The Company is currently subject to financial and regulatory risks.  The financial risk is derived from the uncertainty pertaining to the Company’s ability to raise capital to continue operations.  Regulatory risks include the possible delays in getting regulatory approval for the transactions that the Board of Directors believe to be in the best interest of the Company, and include increased fees for filings and the introduction of ever more complex reporting requirements, the cost of which the Company must meet in order to maintain its exchange listing.

There is no assurance that the exploration of the Company’s properties will be successful in its quest to find a commercially viable quantity of mineral resources. In addition, some of the Company's mineral interests are in countries that may be affected by varying degrees of political instability and the policies of other nations in respect of these countries. These risks and uncertainties include military repression, political and labour unrest, fluctuations in currency exchange rates, rates of inflation, terrorism, hostage taking and expropriation.  The Company's exploration and development activities may be affected by changes in government, political instability and the nature of various government regulations relating to the mining industry. The Company cannot predict the government's positions on foreign investment, mining concessions, land tenure, environmental regulation or taxation. A change in government positions on these issues could adversely affect the Company's business and/or its holdings, assets and operations. Any changes in regulations or shifts in political conditions are beyond the control of the Company. The Company's operations entail governmental, economic, social, medical and other risk factors common to all developing countries.

FURTHER INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.